UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K of Zhibao Technology Inc. (the “Company”) furnished on March 31, 2026 (the “Original Report”), is being furnished solely to (i) provide the Company’s Unaudited Condensed Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2025 and 2024 (the “Financial Statements”), and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MDA”), using interactive data files in inline eXtensible Business Reporting Language (iXBRL), as attached to this Amendment, (ii) correct the accrued expenses and other liabilities in USD as of December 31, 2025 under the Condensed Consolidated Balance Sheets of the Financial Statements from $3,842,215 to $3,840,215, and (iii) correct the “$1.1 million” and “$1.5 million” figures under the section “A. Operating Results - Income tax expenses” of the MDA to “RMB1.1 million” and “RMB1.5 million,” respectfully. The Financial Statements and MDA were previously furnished as exhibits to the Original Report without iXBRL.

This Amendment is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: April 2, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2025 and 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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